Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Skylight Health Group Inc. (the “Company”)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

2.	Date of Material Change

December 15, 2021

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe News Wire on December 15, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Skylight Health Group Completes Divesture of Legacy Business to New Frontier Data

5.	Full Description of Material Change

On December 15, 2021 the Company announced the closing and divestiture of its Canna Care Docs and Relaxed Clarity (“Legacy Business”) to New Frontier Data.

•	The legacy business was engaged in clinical evaluations and recommendations for patients seeking medical cannabis for state regulated conditions;

•	New Frontier Data purchased 100% of the Legacy Business for a total cash consideration of USD $8,628,000 set forth in the terms below;

•	Skylight will utilize cash proceeds from the sale to purchase additional primary care practices as well as working capital; and

•	This divesture allows Skylight to continue its focus on its core business of the traditional healthcare market and support of value-based primary care models.

The transaction closed on December 15, 2021; terms of the transaction are a total cash consideration of USD $8,628,000. The closing payment of $4,000,000 is subject to customary working capital holdbacks, with the remaining balance paid over three installments at 12 months, 18 months, and 24 months from the date of closing

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Prad Sekar, CEO of Skyight Health Group Inc. at 1-855-874-4999.

9.	Date of Report

December	15, 2021